Exhibit 4


                              TERENCE H. MATTHEWS
                               [address redacted]

                                                                   CONFIDENTIAL
                                                                   ------------

March 1, 2002

BY HAND
-------

Mr. Paul Butcher
[address redacted]

         Re:    Stock Option Grants

Dear Paul:

Further to our discussion, I am pleased to offer to you the following stock option grants as an incentive for accepting the position of Chief Operating Officer of Mitel Networks Corporation ("Mitel"), and in recognition of your performance thereof:

     o I hereby grant to you, out of my personal Mitel shareholdings, an option to purchase 1,000,000 shares of common stock of Mitel equal, in the aggregate, to approximately one percent (1%) of the total shares of Mitel common stock outstanding as of your February 16, 2001 start date. Such options shall vest in 25% increments on the first, second, third and fourth anniversaries of your start date, and shall have an exercise price of Cdn$3.50 per share, being the most recent share valuation prior to your date of employment.

     o Notwithstanding the foregoing, provided that your employment with Mitel has not been terminated, all such options shall become fully vested upon a change of control of Mitel (as hereinafter defined) or upon the consummation by Mitel of an initial public offering of its securities.

     o For the purposes of the preceding paragraph, a "change of control" of Mitel means: (i) the closing of a merger or consolidation of Mitel with or into another entity or other transaction or series of related transactions in which the holders of voting securities of Mitel immediately prior to such transaction(s), will hold less than 50% of the voting securities of the surviving entity immediately after such transaction; (ii) the closing of the sale of all or substantially all of the assets of Mitel in one or a series of transactions; or (iii) the complete liquidation or dissolution of Mitel.

     o    All options shall expire five (5) years from the date of grant.

     o The terms and conditions contained in Clause 6 of the Amended and Restated Employment Agreement executed between you and Mitel as of February 16, 2001 (the "Employment Agreement") shall apply to the stock options granted hereunder. In the case of any inconsistency between the terms of this letter and the terms of Clause 6 of the Employment Agreement, the terms of Clause 6 of the Employment Agreement shall prevail.

Yours very truly,

/s/ Terence H. Matthews
--------------------------
Terence H. Matthews

ACKNOWLEDGEMENT AND AGREEMENT

I, Paul Butcher, hereby acknowledge that I have read and reviewed this letter and accept the offer therein.

 /s/ Paul Butcher                                             March 11, 2002
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Paul Butcher                                                  Date